Exhibit 99.1
Ninetowns Reports First Half 2008 Financial Results
Thursday November 20, 6:00 pm ET
BEIJING, Nov. 20 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six month period ended June 30, 2008.
Financial Highlights:

—	Total net revenues were US$7.4 million, representing a 12% increase as compared to US$6.0 million for the first half of 2007.

—	Net loss was US$4.2 million, representing a 51% increase as compared to a net loss of US$2.5 million for the first half of 2007.

—	Both basic and diluted net loss per ADS (each ADS represents one ordinary share) was US$0.12, compared to basic and diluted net loss per ADS of US$0.07 for the first half of 2007.
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented:
“Our business environment has been affected by the impact of the global financial crisis and the recent regulatory changes faced by our SME clients. Specifically, the impact has been threefold. First, the changes to China’s export tax refund regulations that were implemented in late 2007 decreased certain incentives and benefits of the international trade business; second, the global financial crisis reduced overall procurement order sizes; and third, the quality-related discoveries in the Chinese food and toy industries have diminished the credibility and businesses of many Chinese companies.
In order to better address these ongoing challenges, we continue to review and refine our strategic, business and operational initiatives and are committed to the following business priorities: maximizing revenue and client retention; tightening cost controls and streamlining operations to enhance efficiency; and, continuing to invest for our future growth.
We have made progress on multiple fronts: First, for the enterprise software business, we have expanded the Pay Per Transaction model in order to gain flexibility as we continue to develop new potential clients and to maintain our existing client base. With this additional payment structure, we expect to retain our paying users and to develop new revenue generating opportunities. Second, we reviewed all areas of our business with a focus on cost control and further streamlining of our operations. As a result, we implemented various cost-cutting measures including a reduction of our workforce by approximately 100 employees to the current headcount of 300 employees. Moving forward, we will continue to tighten our cost controls in an effort to improve our investment returns. Finally, whilst our management remains vigilant in this volatile market, we are also preparing ourselves by investing in the future. We have made further progress on the development of tootoo.com, our online B2B search and service platform, by improving the overall user experience and site functionality. We will continue to closely monitor user preferences and behavior in order to optimize our services. However, given the current macro-environment and in consideration of our resources, we will carefully evaluate the B2B development and may delay the full commercialization launch of tootoo.com that was originally planned for the first half of 2009.
In the long-term, our goal is to continue building our business with a focus on identifying and securing quality-related services such as enhanced quality management and control for Chinese companies, in order to streamline the overall international trade process from sourcing to final delivery. This unique competitive advantage will enable us to deliver long-term shareholder value.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “We will remain focused on our strategic initiatives of maintaining our revenue and large user base. We will also continue the disciplined enhancement of cost and operational efficiency, and will invest carefully in order to drive our long-term sustainable growth. On a positive note, we continue to maintain a strong balance sheet with approximately US$90 million in cash. We also do not have any debt. These sufficient financial resources will enable us to weather the challenges from the global financial crisis and to continue executing our growth plans.”

First Half 2008 Business Highlights
Enterprise software: Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare packages, Ninetowns’ import/export enterprise software solution. During the first half of 2008, the Company sold 1,800 iDeclare software packages and 24,100 iDeclare service contracts. The sale of iDeclare software packages decreased compared to the same period last year primarily due to the decline of international trade incentives, starting from the later part of 2007. However, due to continued service enhancements, the Company has increased its sales of iDeclare maintenance contracts year-over-year. As a result, the installed customer base reached 139,800 and the percentage of iDeclare customers who purchased software service renewals was around 32% as of June 30, 2008. In order to maintain flexibility in the current environment, Ninetowns expanded its Pay Per Transaction pricing terms to various customers in China to retain existing clients as well as continue to attract potential new users. The Pay Per Transaction is another option for those clients who may not want to pay the upfront iDeclare package fees or the annual maintenance services.
During the first half of 2008, Ninetowns continued to deploy iQM, the professional version of iProcess, in the Guangdong area. As of June 30, 2008, there were approximately 1,000 paying customers, with fees ranging from about US$400 to US$1,400 per package. However, Ninetowns has currently slowed its deployment in Guangdong because the majority of the target users are manufacturers in the food and toy industries, which have been among the most severely impacted by the recent product quality-related crises in China. As a result, Ninetowns is evaluating the most opportune moment for re-deployment while continuing to enhance iQM’s features and services. In the long term, we expect products such as iQM to be critical tools in restoring the quality management and control processes for Chinese companies.
In addition, during the first half of 2008, Ninetowns sold 1,100 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. These contracts average approximately US$250 per contract per year. The charged maintenance services include instalment, remote technical support, automatic upgrades and user training. Ninetowns will continue to promote its paid maintenance services to the free software users.
Tootoo.com (business-to-business, or B2B): During the first half of 2008, Ninetowns focused on continued development of its B2B business by enhancing user experience and search functionality in several areas, such as synchronized data updates, illustration of historical inquiry records, quality-driven comparative functionalities, and improved user interactivity features. As a result, tootoo.com had approximately 260,000 registered users as of June 30, 2008, representing a 141% increase from 108,000 registered users as of December 31, 2007.
First Half of Year 2008 Financial Results
Total Net Revenues. Total net revenues increased by 12% to US$7.4 million for the first half of 2008, from US$6.0 million in the first half 2007. The primary reason for the year-on-year increase is due to sales of the newly introduced enterprise software iQM.
Net revenues from sales of enterprise software for this reporting period was US$5.8 million, representing 78% of total net revenues, as compared to 81% for the same reporting period for last year. Net revenues from software development services was US$1.4 million for this reporting period, representing 20% of total net revenues, as compared to 19% for the same reporting period for last year.
For the first half of 2008, the Company recognized net revenues of US$0.2 million for the B2B business.
Gross Profit and Gross Margin. Gross profit was US$5.3 million for the first half of 2008, compared to US$5.0 million for the same period of last year.
Gross margin for this reporting period was 72%, representing a decrease from 83% in the first half of 2007. The year-on-year gross margin decrease is due to gross loss incurred by the B2B business.
Operating Expenses. For the first half of 2008, total operating expenses were US$11.8 million, representing an increase of 16% from US$9.2 million in the first half of 2007, but a decline of 73% compared to US$41.8 million in the second half of 2007, which included provision for impairment of goodwill of US$26.5 million and allowance for doubtful accounts of US$3.0 million.
For this reporting period, research and product development expenses increased by 7% to US$2.3 million from US$2.0 million in the first half of 2007, but the research and product development expenses were stable compared to US$2.3 million from the second half of 2007. The year-on-year increase is a result of the increased research and product development expenses for tootoo.com.

Sales and marketing expenses were US$3.0 million for the first half of 2008, an increase of 19% from the first half of 2007. The increase was primarily due to the advertising and marketing activities of the B2B business in the first half of 2008. However, sales and marketing expenses have reduced slightly compared to US$3.2 million from the second half of 2007.
General and administrative expenses increased by 19% to US$6.5 million in the first half of 2008, compared to US$4.9 million in the first half of 2007. This year-on-year rise was primarily due to the significant increase in depreciation and amortization expenses. However, general and administrative has remained stable compared to US$6.7 million for the second half of 2007.
Operating Loss. As a result, operating loss for this reporting period was US$6.5 million, compared to an operating loss of US$4.2 million for the first half of 2007.
Net Loss. Net loss for the first half of 2008 was US$4.2 million, as compared to a net loss of US$2.5 million for the same period of 2007. Both basic and diluted net loss per ADS for the first half of 2008 were US$0.12, compared to basic and diluted net loss per ADS of US$0.07 for the first half of 2007.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits remained relatively stable at US$91.2 million as of June 30, 2008, compared to US$92.7 million as of December 31, 2007.
Deferred Revenue. Deferred revenue as of June 30, 2008 was US$4.3 million, which was relatively stable compared to US$4.5 million as of December 31, 2007.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB6.8591 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on November 21, 2008. This will be 7:00 p.m. on November 20, 2008 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-617-614-3473 and the passcode is 65550330. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 10:00 a.m. Beijing time on November 21, 2008 (9:00 p.m. in New York on November 20, 2008) through 10:00 a.m. on November 28, 2008 in Beijing (9:00 p.m. in New York on November 27, 2008) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/English. The passcode to access the call replay is 63227442.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/English.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
SIX MONTHS ENDED JUNE 30, 2007, DECEMBER 31, 2007 AND JUNE 30, 2008
(In thousands, except share-related data)

	For the Six Months ended
	June 30,	June 30,	Dec. 31,
	2007	2007	2007
	RMB	US$	RMB
	(unaudited)	(unaudited)	(unaudited)

Total net revenues	45,671	6,000	57,787
Total cost of revenues	(7,572)	(995)	(15,285)

Gross profit	38,099	5,005	42,502

Selling and marketing expenses	(17,441)	(2,291)	(23,645)
General and administrative expenses	(37,234)	(4,891)	(49,100)
Research and development expenses	(14,949)	(1,964)	(17,054)
Allowance for doubtful accounts	(482)	(63)	(21,913)
Provision for impairment of goodwill	—	—	(193,570)
Government subsidies	375	49	640

Loss from operations	(31,632)	(4,155)	(262,140)

Interest income	8,822	1,159	5,063
Gain from sales of short-term investments	3,896	512	39,650

Loss before provision for income taxes and minority interest	(18,914)	(2,484)	(217,427)

Provision/(benefit) for income taxes	(188)	(25)	(55)

Loss before minority interest	(19,102)	(2,509)	(217,482)

Minority interest in loss of subsidiary	—	—	6,053

Net loss	(19,102)	(2,509)	(211,429)

Net loss per share:
Basic	(RMB0.55)	(US$0.07)	(RMB6.05)
Diluted	(RMB0.55)	(US$0.07)	(RMB6.05)

Weighted average shares used in computation:
Basic	34,958,805	34,958,805	34,966,830
Diluted	34,958,805	34,958,805	34,966,830

(Cont.)

	For the Six Months ended
	Dec. 31,	June. 30,	June 30,
	2007	2008	2008
	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Total net revenues	7,922	51,004	7,436
Total cost of revenues	(2,095)	(14,347)	(2,092)

Gross profit	5,827	36,657	5,344

Selling and marketing expenses	(3,241)	(20,742)	(3,024)
General and administrative expenses	(6,731)	(44,372)	(6,469)
Research and development expenses	(2,338)	(16,026)	(2,336)
Allowance for doubtful accounts	(3,004)	(132)	(19)
Provision for impairment of goodwill	(26,536)	—	—
Government subsidies	88	62	9

Loss from operations	(35,935)	(44,553)	(6,495)

Interest income	694	3,160	461
Gain from sales of short-term investments	5,436	7,410	1,080

Loss before provision for income taxes and minority interest	(29,805)	(33,983)	(4,954)

Provision/(benefit) for income taxes	(8)	958	140

Loss before minority interest	(29,813)	(33,025)	(4,814)

Minority interest in loss of subsidiary	830	4,269	622

Net loss	(28,983)	(28,756)	(4,192)

Net loss per share:
Basic	(US$0.83)	(RMB0.82)	(US$0.12)

Diluted	(US$0.83)	(RMB0.82)	(US$0.12)

Weighted average shares used in computation:
Basic	34,966,830	34,991,834	34,991,834

Diluted	34,966,830	34,991,834	34,991,834

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND JUNE 30, 2008
(In thousands)

	December 31,		June 30,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	675,863	92,652	625,411	91,180
Restricted cash	853	117	857	125
Investment in available-for-sale securities	10,962	1,503	19,372	2,824
Inventories	7,011	961	3,326	485
Trade receivable-net	37,446	5,134	43,439	6,333
Other current assets	18,359	2,517	11,631	1,696

Total current assets	750,494	102,884	704,036	102,643

Goodwill	78,081	10,705	78,081	11,384
Other non-current assets	342,605	46,966	333,954	48,688

TOTAL ASSETS	1,171,180	160,555	1,116,071	162,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenue	32,472	4,452	29,700	4,330
Other current liabilities	44,111	6,047	31,179	4,546

Total current liabilities	76,583	10,499	60,879	8,876

Non-current liabilities:
Deferred tax liabilities	16,210	2,222	14,477	2,111

Total liabilities	92,793	12,721	75,356	10,987

Minority interest	5,483	752	1,214	177

Total shareholders’ equity	1,072,904	147,082	1,039,501	151,551

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,171,180	160,555	1,116,071	162,715

Note:	The condensed consolidated balance sheet information is partially derived from the Company’s audited financial statements included in the annual report on Form 20-F.

For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9901
Email: ir@ninetowns.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Web: http://www.ninetowns.com/english

Source: Ninetowns Internet Technology Group